White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Teck Discovers New Gold Zones on Surface at Celt Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR) August 22, 2005

White Knight Resources Ltd. (the “Company”) is pleased to announce that Teck Cominco American Incorporated (“Teck Cominco”) has completed detailed geophysical surveys and geological mapping and sampling in preparation for its upcoming drill program on the Celt property. The data was collected in partial fulfillment of Teck Cominco’s US$500,000 firm commitment for the first year of the joint venture option agreement. Based on the results of the geophysical survey, drill sites have been selected and 10,000 feet of drilling is planned for late September 2005.

The Celt project is located 35 kilometres south of the Cortez Hills-Pediment gold discovery, which is owned by the Cortez Joint Venture, and about 10 kilometres south of Tonkin Springs Gold Mine, which is owned by US Gold Corporation. The Celt property covers a ten-kilometre long piece of the Cortez fault system, believed to be the main controlling structure at the Cortez Hills deposit.

Detailed infill gravity and IP data collected by Teck Cominco has identified a seven-kilometre long zone of coincident gravity and resistivity highs that are interpreted to define the faulted western edge of a Lower-plate horst block. Sparse outcrops of dolomitized limestone along the same zone are interpreted to be geologic confirmation of shallowly-buried Lower-plate prospective for hosting gold mineralization. Teck Cominco collected twenty-six rock chip samples of Fe-oxide bearing Lower-plate carbonate, jasperoid, and siliclastics which were assayed for gold. The values ranged from no gold detected to 6.17 grams/tonne gold. The five highest values are as follows 6.17 grams/tonne, 5.02 grams/tonne, 2.28 grams/tonne, 0.82 grams/tonne, 0.26 grams/tonne.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

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responsibility for the adequacy or accuracy of this release.